

Mail Stop 4631

April 14, 2011

Via mail and facsimile to (415) 449-3550

Mr. George Vogelei, Chief Executive Officer and Chief Financial Officer
Ultimate Products Corporation
530 Avenue Del Prado, Suite 339
Novato, CA 94949

> **RE: Ultimate Products Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2010 filed July 9, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2010, September 30, 2010, and December 31, 2010**
> **File No. 333-152011**

Dear Mr. Vogelei:

        We have reviewed your response letter dated April 14, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Draft - Form 10-K/A No. 2 for the Fiscal Year Ended March 31, 2010

Item 9A. Controls and Procedures, page 11

1. We re-issue comment 4 from our letter dated February 28, 2011, as it was not addressed in the draft amendments provided. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your

disclosure controls and procedures are effective or ineffective at the reasonable assurance level. In the alternative, you could remove the paragraph referencing the level of assurance of your controls. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also address this comment in your amendments to your subsequent Forms 10-Q and all future filings.

Exhibits 31.1 and 31.2

2. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. Specifically, you have revised the phrase, "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) with "fourth fiscal quarter" in paragraph 4.d.for the Form 10-K amendment and "most recent fiscal quarter" in paragraph 4.d. for the Forms 10-Q amendments. Please ensure the 302 certifications included in the amended filings fully comply with Item 601(b)(31) of Regulation S-K without any modifications. Please also address this comment in your amendments to your subsequent Forms 10-Q and all future filings.

You may contact Tracey Houser at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief